SO 3/7/02

SECURITI 02019089 IISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51582

RECEIVED MAR 0 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Alliant Partners

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 Tasman Drive
(No. and Street)

Santa Clara	CA	95054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Lutes (408) 654-7286
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

Three Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Chris Lutes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliant Partners, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

FinOps Principal / CFO
Title

____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California }
County of Santa Clara } ss.

On 2/28/02 (Date) before me, Jo Anne Riggs (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))

personally appeared Chris Lutes (Name(s) of Signer(s))

☐ personally known to me
☐ proved to me on the basis of satisfactory evidence

JO ANNE RIGGS
COMM. NO. 1283464
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
COMM. EXPIRES NOV. 9, 2004

Place Notary Seal Above

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Jo Anne Riggs
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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KPMG

Three Embarcadero Center
San Francisco, CA 94111

Independent Auditors' Report

The Board of Directors
Alliant Partners:

We have audited the accompanying statements of financial condition of Alliant Partners (formerly SVB Securities, Inc.) (the Company) (a wholly owned subsidiary of Silicon Valley Bank) as of December 31, 2001 and 2000, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 22, 2002

ALLIANT PARTNERS
(Formerly SVB Securities, Inc.)
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statements of Financial Condition

December 31, 2001 and 2000

Assets		2001	2000
Cash and cash equivalents	$	4,106,041	487,827
Treasury securities		74,902,506	—
Accounts receivable		264,945	270,000
Property, plant, and equipment, net		185,085	—
Goodwill		96,380,071	—
Other assets		294,319	3,132
Total assets	$	176,132,967	760,959
Liabilities and Shareholder's Equity			
Liabilities:			
Accounts payable and other liabilities	$	1,090,591	45,797
Short-term borrowings		41,203,050	—
Long-term borrowings		25,685,114	—
Total liabilities		67,978,755	45,797
Shareholder's equity:			
Capital stock, no par value. Authorized 100,000 shares; issued and outstanding 100 shares		109,050,000	750,000
Accumulated deficit		(895,788)	(34,838)
Total shareholder's equity		108,154,212	715,162
Total liabilities and shareholder's equity	$	176,132,967	760,959

See accompanying notes to financial statements.

ALLIANT PARTNERS
(Formerly SVB Securities, Inc.)
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statements of Income

Years ended December 31, 2001 and 2000

		2001	2000
Revenues:			
Corporate finance fees	$	2,641,082	2,088,907
Interest income		274,878	8,067
Total revenues		2,915,960	2,096,974
Expenses:			
Compensation and benefits		3,089,711	1,842,196
Business development and travel		96,701	18,861
Professional services		260,769	44,607
General and administrative		223,862	35,334
Furniture and equipment		172,379	3,372
Other expense		80,022	55,130
Interest expense		475,356	—
Total expenses		4,398,800	1,999,500
(Loss) income before income tax (benefit) expense		(1,482,840)	97,474
Income tax (benefit) expense		(621,890)	40,939
Net (loss) income	$	(860,950)	56,535

See accompanying notes to financial statements.

ALLIANT PARTNERS
(Formerly SVB Securities, Inc.)
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statements of Changes in Shareholder's Equity

Years ended December 31, 2001 and 2000

	Common stock		Accumulated deficit	Total
	Shares	Amount		
Balances, December 31, 1999	100	$ 250,000	(91,373)	158,627
Capital contribution	—	500,000	—	500,000
Net income	—	—	56,535	56,535
Balances, December 31, 2000	100	750,000	(34,838)	715,162
Capital contribution	—	108,300,000	—	108,300,000
Net loss	—	—	(860,950)	(860,950)
Balances, December 31, 2001	100	$ 109,050,000	(895,788)	108,154,212

See accompanying notes to financial statements.

ALLIANT PARTNERS
(Formerly SVB Securities, Inc.)
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001	2000
Cash flows from operating activities:			
Net (loss) income	$	(860,950)	56,535
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:			
Changes in operating assets and liabilities:			
Accounts receivable		354,851	(230,000)
Other assets		(162,034)	—
Depreciation of property, plant and equipment		16,826	—
Amortization of premium on Treasury securities		97,494	—
Accounts payable and accrued liabilities		883,897	43,157
Net cash provided by (used in) operating activities		330,084	(130,308)
Cash flows from investing activities:			
Purchase of Treasury securities		(75,000,000)	—
Purchase of property, plant, and equipment		(11,870)	—
Acquisition of Alliant		(30,000,000)	—
Net cash used in investing activities		(105,011,870)	—
Cash flows provided by financing activities – capital contribution from parent		108,300,000	500,000
Net increase in cash and cash equivalents		3,618,214	369,692
Cash and cash equivalents, beginning of year		487,827	176,933
Cash and cash equivalents, end of year	$	4,106,041	546,625
Noncash financing activities:			
Net fair value of assets acquired	$	508,093	—
Short-term borrowing		41,203,050	—
Long-term borrowing		25,685,114	—
	$	67,396,257	—

See accompanying notes to financial statements.

ALLIANT PARTNERS
(Formerly SVB Securities, Inc.)
(A Wholly Owned Subsidiary of Silicon Valley Bank)
Notes to Consolidated Financial Statements
December 31, 2001 and 2000

(1) Organization and Summary of Significant Accounting Policies

Alliant Partners, formerly SVB Securities, Inc., (the Company), a wholly owned subsidiary of Silicon Valley Bank (the Bank), which is a wholly owned subsidiary of Silicon Valley Bancshares (the Parent). The Company was formed primarily to provide bank-eligible private equity placements, private debt placements, and merger and acquisition advice to customers of the Bank . The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is subject to the regulations pertaining to the Act. The Company is licensed in all 50 states and is registered with the National Association of Securities Dealers.

(a) Basis of Accounting

The Company maintains its accounts on the accrual basis of accounting.

(b) Revenue Recognition

The Company earns revenue from contracts with individual companies for professional services. Revenues on the private placement fee contracts are recognized as services are rendered. Contingent fees related to the private placements are recognized upon the closing of the transaction. Additionally, the Company earned revenues from an alliance agreement with a third-party brokerage firm for the referral of business. The alliance agreement was terminated during 2000. Revenues were recognized on the alliance agreement as services were rendered, with the Company's fee based on a percentage of the net fee received by the third-party brokerage. The percentage received by the Company varied depending on whether the third-party brokerage was the lead underwriter or the co-managing underwriter.

(c) Cash and Cash Equivalents

Cash and cash equivalents includes cash balances due from banks and money market funds. The cash equivalents are readily convertible to known amounts of cash and present insignificant risk of changes in value due to maturity dates of 90 days or less.

(d) Securities

Securities owned are valued at fair market value based on quoted market prices.

(e) Premises and Equipment

Premises and equipment are reported at cost, less accumulated depreciation and amortization computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. This time period may range from one to three years. The Company had no capitalized lease obligations at December 31, 2001 and 2000.

(f) Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value.

(Continued)

(g) Goodwill and Identifiable Intangible Assets

The Company accounts for Goodwill and identifiable intangible assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

(h) Business Combinations

The Company accounts for business combinations in accordance with the provisions of SFAS No. 141, *Business Combinations*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately (note 2).

(i) Income Taxes

The Company's results of operations are included in the consolidated federal income tax return and the combined California franchise tax return of Silicon Valley Bancshares and subsidiaries which include the Bank. Taxable income is computed primarily using the accrual basis of accounting. The Company's tax sharing agreement with the Bank provides that the Company will pay to the Bank the amounts that it would be required to pay if it were to file a return separately from the consolidated return filed by Silicon Valley Bancshares and subsidiaries. The agreement also provides that the Bank will pay the Company amounts equal to any of the Company's tax benefits utilized by other members of the consolidated group. Amounts for the current year are based upon estimates and assumptions as of the date of this report and could vary from amounts shown on the tax returns when filed.

The Company utilizes the asset and liability method of measuring tax expense and benefit. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

(j) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2) Business Combination

On September 28, 2001, SVB Securities, Inc. completed its acquisition of Alliant Partners, with the combined entity to be named Alliant Partners. The Company agreed to purchase the assets of Alliant Partners for a total of $100.0 million, due in several installments of cash and common stock. These installments are payable over four years, subject to conditions being satisfied. In addition, the sellers will receive 75% of the pre-tax income of Alliant Partners for the twelve-month period ended September 28, 2002. Furthermore, the Company shall pay to the sellers an amount equal to fifteen times the amount by which Alliant Partners' cumulative after-tax net income from October 1, 2002 to September 30, 2005 exceeds $26.5 million, provided, however, that the aggregate amount of any deferred earnout payment payable shall not exceed $75.0 million. The Company shall also make retention payments aggregating $5.0 million in equal annual installments on September 28, 2003, 2004 and 2005. The first payment of $30.0 million was paid in cash on September 28, 2001. The remaining $70.0 million was discounted at prevailing forward market interest rates ranging between 2.5% and 3.3% and recorded as debt on September 28, 2001. The purchase price has been allocated to the assets acquired and liabilities assumed based on the net estimated fair values at the date of acquisition of approximately $0.5 million. The excess of purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. The business combination was recorded in accordance with SFAS No. 141 (note 4).

(3) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001 and 2000, Alliant Partners had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $9,590,284 and $589,000, respectively, and this was $5,058,368 and $584,077, respectively, in excess of its required net capital of $4,531,917 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital is 7.09 to 1 and 0.01 to 1 as of December 31, 2001 and 2000, respectively.

The Company is exempt from Rule 1 5c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(4) Borrowings

As of December 31, 2001, the Company had $41.2 million, and $25.7 million in short-term borrowings and long-term borrowings, respectively. These borrowings were recorded in relation to the acquisition of Alliant Partners and are payable to the former owners, who are now employed by the Company. The short-term note payable, due September 28, 2002, has a face value of $42.0 million. The long-term note payable, due in three equal annual installments commencing September 28, 2003, has a face value of $28.0 million. These notes were discounted over their respective terms, based on market interest rates as of September 28, 2001 (note 2).

(5) Income Taxes

Total income tax expense (benefit) attributable to income before income taxes consists of:

		December 31,	
		2001	**2000**
Current:			
Federal	$	(994,894)	34,617
State		(245,725)	9,174
		(1,240,619)	43,791
Deferred:			
Federal		503,717	(2,852)
State		115,012	—
		618,729	(2,852)
Total income tax (benefit) expense	$	(621,890)	40,939

Income tax (benefit) expense attributable to income before income taxes differed from amounts computed by applying the U.S. federal income tax rate of 35% to income before income taxes, as follows:

		Year ended December 31	
		2001	**2000**
Computed expected federal income tax (benefit) expense	$	(518,994)	34,116
(Decrease) increase resulting from:			
State tax, net of federal income tax (benefit) expense		(84,964)	5,963
Other		(17,932)	860
Total income tax (benefit) expense	$	(621,890)	40,939

(Continued)

The Company believes a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income. Accordingly, no valuation allowance has been established as of December 31, 2001 and 2000.

		2001	2000
Deferred tax assets:			
Accrued compensation	$	73,077	—
Stock based compensation		46,864	—
State income taxes		—	3,132
Gross deferred tax assets		119,941	3,132
Less valuation allowance		—	—
Gross deferred tax asset, net of valuation allowance		119,941	3,132
Deferred tax liabilities:			
Depreciation and amortization		650,063	—
State income taxes		85,475	—
Gross deferred tax liabilities		735,538	—
Net deferred tax liabilities (assets)	$	615,597	(3,132)

(6) Related Party Transactions

The Company reimbursed the Bank $2,465,106 and $2,116,842 for expenses paid by the Bank on the Company's behalf for the years ended December 31, 2001 and 2000, respectively. These expenses were a combination of direct and indirect costs. Indirect costs were based on a percentage of Bank employee time dedicated to Company activities. As of December 31, 2001 and 2000, the amounts due to the Bank related to these expenses were $1,901 and $45,797, respectively.

The Company maintains a noninterest-bearing cash account with the Bank. The balances in the account were $1,334,612 and $64,874 as of December 31, 2001 and 2000, respectively.

The borrowings described in note 4 are due to the selling partners of Alliant Partners, who are employees of the Company.

(7) Employee Benefit Plans

Employees of the Company are eligible to participate in the following Plans sponsored by the Bank.

401(k) and Employee Stock Ownership Plans

The Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (the Plan) is a combined 401(k) tax-deferred savings plan and employee stock ownership plan (ESOP) in which all employee of the Bank and its subsidiaries are eligible to participate. Employees participating in the 401(k) component of the Plan may elect to have a portion of their salary deferred and contributed to the Plan. The Company matches up to $1,000 of an employee's contributions in any plan year, with the Company's matching contribution vesting in equal annual increments over five years.

Money Purchase Pension Plan

The Silicon Valley Bank Money Purchase Pension (MPP) Plan guarantees a 5.0% quarterly contribution to all individuals that are employed by the Company on the first and last day of a fiscal quarter. The Company contributes cash in an amount equal to 5.0% of an eligible employee's quarterly base salary, less IRC Section 401(k) and Section 125 deferrals. The MPP Plan contributions vest in equal annual increments over five year.

ESOP Plan

Discretionary ESOP contributions, based on the Parent's net income, are made by the Company to all eligible individuals employed by the Company on the last day of the fiscal year. The Company may elect to contribute cash, or Parent Company common stock, in an amount not exceeding 10.0% of the eligible employee's base salary earned in the fiscal year, less IRC Section 401(k) and Section 125 deferrals. The ESOP contributions vest in equal annual increments over five years.

Equity Incentive and Stock Option Plans

The Parent's 1997 Equity Incentive Plan, along with the Parent's 1983 and 1989 stock option plans provide for the granting of nonqualified stock options which entitle directors, employees and certain other parties to purchase shares of the Parent's common stock at a price not less than 100% and 85% of the fair market value of the common stock on the date the option is granted for incentive and nonqualified stock options, respectively. Options may vest over various periods not in excess of five years from the date of grant and expire five to ten years from the date of grant.

Total expenses for these Plans allocated to the Company totaled $594,509 and $266,182 in 2001 and 2000, respectively.

Additionally, certain employees of the Company are eligible to receive discretionary incentive compensation. The Company accrues discretionary incentive compensation monthly based on a predetermined percentage of revenues.

(Continued)

Retention Plan

In connection with the acquisition of Alliant Partners, the Company shall also make retention payments aggregating $5,000,000 in equal annual installments on September 28, 2003, 2004, and 2005. The Company recognized $451,388 and $0 in retention compensation plan expense during 2001 and 2000, respectively.

(8) Commitments and Contingencies

The Company is obligated under a number of noncancelable operating leases for premises that expire at various dates through July 31, 2007, and in most instances, include options to renew or extend at market rates and terms. Such leases may provide for periodic adjustments of rentals during the term of the lease based on changes in various economic indicators. The following table presents minimum payments under noncancelable operating leases as of December 31, 2001:

Year ending December 31:		
2002	$	505,969
2003		410,835
2004		247,720
2005		257,629
2006		267,934
2007 and thereafter		159,882
	$	1,849,969

Rent expense for premises leased under operating leases totaled $106,418 for the year ended December 31, 2001. The Company did not incur any direct rent expense in 2001 or 2000.

The Company is subject to various pending and threatened legal actions, which arise in the normal course of business. In the opinion of management, the disposition of claims currently pending and threatened will not have a material adverse effect on the Company's financial position or results of operations.

Schedule 1

ALLIANT PARTNERS
(Formerly SVB Securities, Inc.)
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net capital:	
Total shareholder's equity	$ 108,154,212
Less nonallowable assets:	
Furniture and equipment	185,085
Other assets	98,378,842
Net capital before haircuts on securities position	9,590,285
Less haircuts on securities	—
Net capital	9,590,285
Aggregate indebtedness	67,978,755
Computation of basic net capital requirement:	
Net capital required – greater of $5,000 or 6 2/3% of aggregate indebtedness	4,531,917
Net capital in excess of requirements	$ 5,058,368
Ratio of aggregate indebtedness to net capital	7.09 to 1

The computation of net capital under Rule 15c3-1(a)(1)(i) as of December 31, 2001, computed by Alliant Partners in its Form X-17-a-5, part II, filed with NASD Regulation, Inc. on January 22, 2002 does not differ from the above computation, which is based on the financial statements.

See accompanying independent auditors' report.

Three Embarcadero Center
San Francisco, CA 94111

Independent Auditors' Report on Internal Control

The Board of Directors
Alliant Partners:

In planning and performing our audit of the financial statements and supplemental schedules of Alliant Partners, formerly SVB Securities, Inc. (the Company) (a wholly owned subsidiary of Silicon Valley) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, NASD Regulation, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2002

KPMG

ALLIANT PARTNERS

(Formerly SVB Securities, Inc.)
(A Wholly Owned Subsidiary of Silicon Valley Bank)

(SEC Identification No. 51582)

Financial Statements and Supplementary Information

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

Filed in accordance with Rule 17a-5(e)(3) as a public document.